CODE OF ETHICS AND FIRM POLICY ON STANDARDS OF PROFESSIONAL CONDUCT, CONFLICTS OF INTEREST, INSIDER TRADING AND PERSONAL INVESTING

(as amended effective 5/8/00)

Atlanta Capital Management Company, L.L.C. (the "firm" or "ACM") depends upon a high level of public and client confidence for its success.  That confidence can be maintained only if the firm's employees observe the highest standards of ethical behavior in the performance of their duties.  The firm has adopted The Code of Ethics and The Standards of Professional Conduct of the Association for Investment Management and Research (“AIMR”).  All firm employees are required to read and maintain familiarity with the provisions of these standards.  The firm is keenly aware of potential conflicts of interest on the part of officers and employees in buying and selling securities in their personal portfolios.  The following includes rules governing personal investing by firm officers and employees and their immediate families (hereinafter referred to as "employees") which were developed to minimize or eliminate such potential conflicts and to place the interests of our clients first.

This Code of Ethics is not intended to provide a complete description of the legal and ethical obligations of the firm's employees and cannot be relied upon as such.  Situations may arise in which the proper course of conduct is not clear.  In those situations, and whenever there is a question as to the propriety of a particular course of conduct or the interpretation of this statement of policy, the Compliance Officer or another member of the firm’s Ethics and Compliance Committee should be consulted for advice.

All information collected by the firm concerning securities transactions and compliance with the firm's Code of Ethics will be treated confidentially and retained in a secure place.  While the firm will take measures to ensure the confidentiality of such data, it may be obliged from time to time to produce such materials for examination by the Securities and Exchange Commission or similar regulatory agencies who are empowered by law to gain such access.

An outline summary of the AIMR Code of Ethics and Standards of Professional Conduct has been included as attachment II.

I.        CODE OF ETHICS

               An ACM employee must conduct himself with integrity and dignity and act in an ethical manner in his dealings with the public, clients, customers, employers, and fellow employees.

               An ACM employee must conduct himself and should encourage others to act in a professional and ethical manner that will reflect credit on himself and his profession.

               An ACM employee must act with competence and should strive to maintain and improve his competence and that of others in the profession.

               An ACM employee must use proper care and exercise independent professional judgment.

II.       CONFLICTS OF INTEREST

It is not possible to provide a precise, comprehensive definition of a conflict of interest.  However, one factor which is common to all conflict of interest situations is the possibility that an employee's actions or decisions will be affected because of an actual or potential divergence between his or her personal interests and those of either the firm or its clients.  A particular activity or situation may be found to involve a conflict of interest even though it does not result in any financial loss to either the firm or its clients and regardless of the motivation of the employee involved.

Employees are prohibited from engaging in other employment or business activities, including personal investments, which interfere with their duties to the firm, divide their loyalty or create or appear to create a conflict of interest.  Each employee should promptly report any situation or transaction involving an actual or potential conflict of interest to his or her supervisor.  The determination as to whether a conflict exists or is harmful shall be conclusive.  Any conflict which the firm determines is harmful to the interests or reputation of the firm or its clients must be terminated.

III.     POLICY FOR PERSONAL INVESTING

It is the policy of the firm to maintain the confidence of its clients and to ensure that their interests remain paramount to any benefits derived by the firm's employees from securities trading for the latter's personal benefit.  It is also the firm's policy that its employees adhere to applicable laws and regulations pertaining to trading in securities.

1.    All Employee Brokerage Accounts To Be Monitored By The Firm.  Except as otherwise provided below, all employee and employee-related brokerage accounts must be maintained at broker-dealers or financial institutions which provide the Firm with duplicate copies of all monthly statements for such accounts.  This policy applies to personal accounts and all other accounts over which the employee could be expected to exercise control, including accounts of a spouse or minor child(ren), any other relative of the employee (or spouse) living in the employee's home or to whom support is contributed, retirement accounts, and trust accounts for which the employee is the beneficiary of such accounts.  The only accounts excluded from this provision are those over which the employee exercises no control, i.e., those over which some third person or entity exercises exclusive discretionary authority.

Upon opening, all new accounts for the benefit of an employee (as described above) must be reported to the Compliance Officer.  At that time, the employee should advise the Compliance officer in writing of the name and number of the account, the name and address of the institution at which it is maintained.  The employee must also ensure that duplicate copies of all statements and trade confirmations will be sent by the institution directly to the Firm, to the attention of the Compliance Officer.

2.    Prior Approval of All Securities Transactions Must Be Obtained.  All employees must obtain approval from the Trading Desk prior to entering an order for the purchase or sale of any security.  To do so, the Firm's Trade Authorization Form must be completed and submitted to the appropriate Trading Desk.  A copy of this form has been included as attachment I.  Equity and Fixed Income trading personnel must obtain advance approval of their individual trades from an Executive Committee member of the Ethics and Compliance Committee (DWB or WRH).

For purposes of Section III, the term "security" shall include such instruments as stocks, bonds, shares of registered closed-end investment companies, notes, warrants or other related financial instruments such as stock options.  Prior approval is also required for the purchase of all fixed income instruments and bonds issued by states or municipalities.

The term "security" and the prior approval procedures described herein shall not apply to investments in the cash or futures market, in direct obligations of the United States Government, such as U.S. Treasury bills or notes, other securities issued or guaranteed by the U.S. Government or any of its agencies, banker's acceptances, bank certificates of deposit, commercial paper and shares of registered open-end investment companies (mutual funds), including money-market funds and futures contracts or options on futures.

General Rules Relating to Employee Trading.  In any matter involving both the securities account of an employee and the investments of client with which the Firm has an investment management or advisory relationship, any actual or anticipated conflict of interest shall be resolved in favor of such client.  It is intended that all investments or investment practices involving a possible conflict of interest will be avoided so as: (a) to prevent any impairment of a person's ability to be disinterested in making investment decisions and (b) to prevent any use of information arising out of possible actions being or to be recommended to a client for the benefit of a firm employee.  In monitoring employee trading, the firm makes a distinction between two distinct types of client trades.

Program Trades- This type of trade involves large transactions across a group of accounts to establish, increase, remove or reduce positions related to the active management of client portfolios.  This would also include trades for single accounts of more than $10,000,000 related to either the acquisition of new accounts or cash flows from existing accounts.

Cash Flow Trades– This type of trade includes trades made in a single account due to cash flow changes directed by the client, or other circumstances not related to ACM’s investment decision making process.

The Program/Cash Flow trade distinction will be used to prevent employee trading from affecting material transactions made for the benefit of clients.  The Ethics and Compliance Committee reserves the right to review trading activity of employees which fall within either category to the extent that the underlying principles of fair dealing could be potentially violated.

The following guidelines and restrictions will be used in evaluated employee personal trading:

       A.    Overall Policy - No employee transaction may be made in a security held in a client portfolio: (a) where the contemplated personal transaction may reasonably be anticipated to adversely affect the market price for the security in question; or (b) where a personal transaction is effected with the intention of benefiting from potential market reaction to portfolio transactions of a client.  If there is a reasonable question as to whether the market price may be affected by a client transaction, the employee must ask for a determination by the Ethics & Compliance Committee before the employee transaction takes place.

Black Out Period- No employee may initiate a transaction in a security in the five trading days prior to the initiation of firm Program trades in that same security.  In addition, an employee may not have a transaction in a security, which has been traded by the firm, until two trading days after the last firm program trade transactions have been completed.

Black Out Period Exemptions- The provisions of section B. above do not apply to personal transactions in large capitalization securities which meet both of the following criteria:

Purchase or sale of securities included in the Russell 1000 index.

Trades of 500 shares or less.

Any personal securities transaction, which does not meet both of the above provisions, is subject to all rules outlined in section B. above.  This provision does not negate the pre-approval requirement outlined in sections 2.  ALL ORDERS FOR THE PURCHASE OR SALE OF SECURITIES MUST BE APPROVED BY THE TRADING DESK PRIOR TO ENTRY.  It is the intent of ACM to avoid any conflict of interest arising from same day trading of employee and client accounts regardless of the security capitalization.  Individual trades may be approved at the discretion of the Trading Desk through the preclearance process.

Short Sells -At no time may an employee sell short any security held in client portfolios.  Where an employee believes such short selling to be part of a legitimate hedge strategy, he or she must set forth the strategy in a written memorandum to the Ethics & Compliance Committee for its approval, prior to entering any order to effect such a strategy.

                      E.    Direct Client Sales - No employee may purchase a security from or sell a security directly to an Atlanta Capital client.

                      F.    Purchase of Initial Public Offerings (IPO’s) - Employees are prohibited from purchasing all IPOs on the original offering.  After the security begins public trading, employees can trade the security in accordance with the firm Policy Guidelines contained herein.

Private Placements -Firm employees must obtain prior approval from the compliance committee for all private placements of securities.  The committee will review all such private placement transactions and any approvals will be documented in writing, detailing the rationale for the approval of the transaction.

Short Term Trading -No employee may profit from the purchase and sale, or sale and repurchase, of the same or equivalent security within 30 calendar days.  The Compliance Committee reserves the right to approve transactions within the 30-day period for exceptional or unusual circumstances.  The employee should consult the Compliance Officer as such circumstances arise.

Fraud– At no time may any employee who effects the direct or indirect purchase or sale of a security for a personal account or for a client: (a) employ any device, scheme or artifice to defraud a client; (b) make any untrue statement of a material fact to a client or omit to state a material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading; (c) engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon a client; or (d) engage in any manipulative practice with respect to a client.

Review Process- The Ethics & Compliance Committee of the Firm will establish procedures for the review of employee trading including procedures for prior approval of transactions and review of all monthly brokerage statements to monitor trading activity.  Such review is intended to identify trades that may violate the prohibitions regarding insider trading, potential conflicts with clients' interests and other potential violations of applicable federal and state securities laws, and the rules and regulations of the SEC.  Among the factors that will be considered in the review will be the number and dollar value of the transactions, the trading volume of the securities in question, the length of time the security is held by the individual and the individual’s involvement in the investment process.  While the focus of this procedure of the code is “patterns”, it is important to note that a violation could result from a single transaction if the circumstances warrant a finding that the underlying principles of fair dealing have been violated.

Access to such materials will be restricted to those persons who are assigned by the Ethics and Compliance Committee to perform the review functions and all such materials will be maintained as confidential documents.  Such materials may be provided to the SEC or other governmental bodies who are authorized by law to obtain access.

Disciplinary Procedures.- In all cases, the firm reserves the right to disapprove, reverse or cancel for cause any trade at the employee's expense.  From time to time, employees may also be frozen in or prohibited from trading securities in which they have positions due to potential conflict situations.

6.    Quarterly Reporting Requirement - Each employee must complete a quarterly report attesting to complete reporting of all personal transactions that will be reviewed by the compliance officer.  These records will be maintained in the firm offices.  The above rules are not intended to preclude client stocks from use in employee's personal portfolios.  This policy is intended to insure that the clients' interest and rights are always before the employees'.

IV.     POLICIES ON PROTECTING INFORMATION AND PROHIBITION AGAINST INSIDER TRADING

It is the policy of the firm to protect confidential and proprietary information held by and/or entrusted to it, including information on the investment and business activities of its clients.  This policy also applies to the firm's investment strategies, research and analysis, and the trading activities of its employees.

Any employee who trades, either personally or on behalf of others (including private accounts managed by the firm) on material nonpublic information or communicates material nonpublic information to others is in violation of the law.  This conduct is frequently referred to as "insider trading".  The following statement represents ACM’s insider trading policy:

This statement represents the policy of Atlanta Capital Management Company, LLC with respect to the receipt and use of material nonpublic information.  As an essential part of your work, many of you may have access to material nonpublic information.  Those of you who possess such information hold a special position of trust and confidence toward it.

Court and SEC administrative decisions interpreting the antifraud provisions of the federal securities laws generally make it unlawful for any person to trade securities for themselves or their clients while in possession of material nonpublic information or selectively to disclose such information to others who may trade.  Violation of these provisions may result in civil and criminal penalties, including fines and jail sentences, as well s dismissal by the company.  Although there are exceptions to these prohibitions, these exceptions are limited.

“Nonpublic” information is any information that has not been disclosed generally to the marketplace.  Information received about the firm or its clients that is not yet in general circulation should be considered nonpublic.  Similarly, information received about another company in circumstances indicating that is not yet in general circulation should be considered nonpublic.  As a general rule, one should be able to point to some fact to show that the information is widely available: for example, it publication in The Wall Street Journal or in other major news or professional publications.  Even after ACM has released information to the press and the information has been reported, at least 24 hours must be allowed for the general marketplace to learn and evaluate that information before requesting authorization to trade the securities in question.

“Material” information is any information about a company or the market for the company’s securities that is likely to be considered important by reasonable investors, including reasonable speculative investors, in determining whether to trade.  Information that affects the price of the company’s securities is likely to be deemed material.

While is not possible to identify in advance all information that will be deemed to be material, some illustrations of such information would include earnings, dividend actions, mergers and acquisitions, major discoveries, major new products, significant advances in research, major personnel changes, labor negotiations, price changes or major marketing changes, government investigations, or significant litigation.

Material nonpublic information might be inadvertently disclosed to you by a firm partner, officer or employee or might be disclosed to you by persons with business relationships with the firm.  In such instances, you should immediately report the facts to a member of the Ethics & Compliance Committee for a decision regarding appropriate steps.

In addition, whenever you receive information about a company, you should refrain from trading while in possession of that information unless you first determine that the information is either public, non-material, or both.  You should also refrain from disclosing the information to others, such as family, relatives, business, or social acquaintances, who do not need to know it for legitimate business reasons.  If you have any questions at all as to whether the information is material or nonpublic, you must resolve the questions or questions before requesting a trading authorization or divulging the information.  If any doubt remains, you should contact a member of the Ethic & Compliance Committee or appropriate firm counsel.

If there is any unresolved question in your mind as to the applicability or interpretation of these standards or the propriety of any trading or disclosure, the issue should be discussed with the Ethics & Compliance Committee prior to trading or disclosure of the information.

The penalties for violations of the law in this area are severe.  In order to protect the integrity of the firm and preserve the confidence of our clients, any doubts about the propriety of a particular transaction should be resolved by not doing it.

VI.     CONTACTS BY REGULATORS, PRESS AND OTHERS

All contacts or inquiries by representatives of federal or state law enforcement agencies, or by other regulators, including representatives of the Securities and Exchange Commission, the Georgia Securities Commission, the New York Stock Exchange, the American Stock Exchange and the NASD should be reported promptly to the Compliance officer or a member of the Executive Committee.  The Compliance officer shall respond to all requests for information.

Absent the express prior approval of the Executive Committee, only they may discuss the firm business with representatives of the press or other media.

In addition, extreme caution should be exercised in disclosing information learned from or about clients to anyone, including other clients or the press, which pertains to matters that the firm has learned of from other clients.

VII.    VIOLATIONS

Violations of any of the foregoing policies or the Standards of Conduct set forth herein may be subject to disciplinary action.  If deemed to be serious violations by the Ethics and Compliance Committee, they may be considered grounds for dismissal.

Any employee who becomes aware of a violation of these policies or the firm Code of Ethics must immediately report the violation to the Compliance officer.

VIII.  REPORTING, REVIEW AND ACKNOWLEDGMENT

Upon commencing association with the firm, and annually thereafter, all employees will be required to review this Code of Ethics, complete and sign the attached Acknowledgment and Disclosure Statement.  In addition, within 10 days upon employment, all employees are required to file an initial holdings report of all securities beneficially owned (as defined in section III) and the name of the broker, dealer or bank with whom the employee maintains securities accounts.

Annual holdings reports containing information on all securities beneficially owned by the employee including the name of the broker, dealer, or bank with whom the employee maintains a securities account will be filed within 10 days of each fiscal year end, based on holdings as of the year end date.  Holdings in accounts for which the firm receives monthly compliance statements need not be detailed on this form.  However, a detailed accounting of all securities accounts for which the firm currently receives statements and confirms will be provided and each employee must annually certify that this list is complete and includes all accounts defined under the code as of the year end certification date.

Finally, no later than 10 days after each calendar quarter end, a report of any personal securities transactions for that quarter must be filed with the compliance officer.  Again, any holdings in accounts for which the firm receives statements and trading confirmations need not be disclosed on this form.

Failure to accurately complete the form may subject an employee to disciplinary action and may be considered grounds for dismissal.

Compliance Officer-                            R. Kelly Williams, Jr. – Vice President - Finance

     Ethics and Compliance Committee - William R. Hackney, III – Managing Partner

                                                                 Daniel W. Boone, III – Senior Partner

                                                                 Dallas L. Lundy - Partner

                                                                 Deborah H. Bishop – Vice President